

July 10, 2013

Via E-mail
Paul I. Detwiler, III
President and Chief Executive Officer
New Enterprise Stone & Lime Co., Inc.
3912 Brumbaugh Road, P.O. Box 77
New Enterprise, PA 19103-2799

  Re: **New Enterprise Stone & Lime Co., Inc.**
    Registration Statement on Form S-4
    Filed June 13, 2013
    File No. 333-189282
    Form 10-K for Fiscal Year Ended February 28, 2013
    Filed May 29, 2013
    File No. 333-176538

Dear Mr. Detwiler:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  With respect to the comments relating to your Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the 13% Senior Secured Notes due 2018 and related guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2,1993).

Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.   We note that your website includes links to websites of apparently significant subsidiaries, including Valley Quarries, Inc., Buffalo Crushed Stone, Stabler Companies and Martin Limestone. Please advise us of the discrepancy or revise your corporate structure graph to identify and clarify such subsidiaries. Please also advise us of why such companies are not identified on Schedule A.

3.   We note that the percentage of cash and PIK notes has changed. Please advise us of the reasons for and terms governing the changes to the components of the 13% interest.

4.   In addition, please advise us of the terms governing the "additional interest provisions relating to the old notes" referenced on the cover page and advise us of the extent to which M&T or another party may modify the PIK payment provisions.

Prospectus Inside Cover Page

5.   You may not disclaim liability for your disclosure on the basis of the date of the prospectus. Please revise your disclosure in the second paragraph under the table of contents accordingly.

Summary, page 1

6.   Please revise Recent Developments on page 6 to clarify how your amended credit agreement "increased short-term borrowing availability" in light of the reduction to $145 million from $170 million.

7.   Additionally, please revise the discussion of the credit agreement to clarify your recent debt agreement and reporting difficulties, including:
   • The facts surrounding M&T acquiring the ability to unilaterally modify terms, such as increasing interest rates;
   • Whether there are any limits to M&T's ability to increase rates or make other modifications;
   • Your past and current failure to meet the agreement's fixed charge coverage ratio; and
   • The fact that you "required multiple extensions" to provide quarterly and annual reports and provided audited financial statements over 6 months after they were due.
   Please revise accordingly.

Risk Factors, page 19

8.   We note the first paragraph on page 30. With a view to clarifying disclosure, please advise us in practical terms of the extent to which the ABL facility limits your ability to use cash to pay interest on the 13% notes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

9.   Please revise your Management's Discussion and Analysis to provide clearer discussion and analysis of your business as seen through the eyes of those who manage it. Your MD&A should enhance the overall financial disclosure and provide the context within which financial information should be analyzed. See Securities Act Release No. 33-8350 (Dec. 29, 2003) available at http://www.sec.gov/rules/interp/33-8350.htm. Please note that the comments below address specific, non-exclusive areas where we believe your MD&A should be improved.

Fiscal Year 2013 Compared to Fiscal Year 2012, page 59

10.   Please expand your disclosure for this and other fiscal periods to explain clearly the reasons for the declines or increases in your sales volumes in your businesses. Also, expand your disclosure regarding the impact of the lack of a federal multi-year surface bill to explain clearly how the lack of such a bill has impacted your sales volumes over time. Please clarify the reasons for the increases in revenue in your traffic safety services and equipment sales businesses given your explanation for the increase in the 2013 fiscal year appears to be the same explanation you gave for the increase in the 2012 fiscal year, namely the enhancement of your product offerings of trailer products and a redesigned barrel product. Discuss material trends, such as the decline in sales volume of hot mix asphalt, as appropriate.

11.   Please expand your disclosure to explain clearly the reasons for the increases in your costs and expenses. For example, it is unclear how your decrease in cost of revenue was attributable to lower revenues, it is unclear why your contributions to your pension benefit programs increased and it is unclear why your legal and accounting fees increased by $7.1 million. Please clarify the reference to your ERP system where you first use it.

12.   Please reconcile disclosure in the table on page 59 regarding the sales volume of ready mixed concrete products with your disclosure on page 60 that the decline in operating performance of your "ready mixed concrete products is primarily attributable to decreased volumes…"

Revenue, page 59

13.   We note your disclosure of price per unit for stone, asphalt, and ready mix. Please
        disclose your average cost per unit for each of these products.

Cost of Revenue, page 60 and 62

14.   Please expand your discussions for each period presented to include an analysis and
        explanation of the material changes in cost of revenue for each of your reportable
        segments. To enhance an investor's understanding of your business, your discussion
        should provide a quantified description of material changes in cost of revenue that are
        attributable to each of the factors and events you identified. For further guidance, refer to
        Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Critical Accounting Policies and Significant Judgments and Estimates

Goodwill and Goodwill Impairment, page 75

15.   We note your disclosures regarding the impairment testing of your goodwill. To
        enhance investors understanding of your business, with regard to your impairment
        testing of your goodwill please tell us and disclose what you consider a reporting
        unit.

Impairment of Definite-Lived Long-Lived Assets , page 77

16.   We note your disclosure that long-lived assets, such as property, plant, and equipment,
        are reviewed for impairment whenever events or changes in circumstances indicate that
        the carrying amount of an asset or asset group may not be recoverable. Considering (a)
        your history of losses for the years ended February 28, 2013, February 29, 2012 and
        February 28, 2011 (b) the significant decline in revenue during the years ended February
        28, 2013, February 29, 2012 and February 28, 2011 and (c) you recorded intangible asset
        impairment charges of $4.7 million and $1.1 million during the years ended February 28,
        2013 and February 29, 2012 respectively, clarify for us whether you considered these
        events to be triggering events requiring an impairment testing of your long lived assets
        for recoverability. In this regard please provide us with the following:
        •   Clarify what you consider an asset group (e.g. individual quarry);
        •   Clarify how many asset groups were tested for impairment during the current
            fiscal year; and
        •   Clarify how many asset groups were considered at risk of impairment (i.e. the
            asset group has a fair value that is not substantially in excess of its carrying
            value).
        For any at risk asset group, provide us with (i) the percentage by which fair value
        exceeded carrying value as of the date of the most recent test, (ii) a description of the
        methods and key assumptions used and how the key assumptions were determined, (iii) a

discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time)), and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Business, page 78

Overview, page 78

17.   We note your disclosure of your market position in the first paragraph. Please provide us with copies of the industry surveys referenced, marked to show the claims you cite.   We also note that on page ii you appear to disclaim the accuracy of your own disclosure. Please revise or advise.

18.   We note the reference on page 78 to your residential and non-residential "end-use markets, including highway construction and maintenance." Please revise in approximate, quantitative terms to clarify how much of your construction materials and overall business are residential versus non-residential.

Traffic Safety Services and Equipment Operations, page 92

19.   Please revise your disclosure to state clearly which devices you manufacture and which ones you acquire from third parties and resell. Describe your manufacturing facilities. Also, please identify material third party suppliers.

Our Properties, page 96

20.   For each of your mines or quarries please disclose the proven or probable reserves, the expected quarry life, and the annual production for your most recent fiscal year end pursuant to the Instructions to Item 102 of Regulation S-K. We suggest including this information in your chart beginning on page 97. Additionally, please confirm that this information will be disclosed in future annual filings.

21.   Please tell us if your proven and probable mineral reserves are disclosed as recoverable tons. In not, please disclose the recovery factors for your quarries.

22.   Please forward to our engineer, as supplemental information and not as part of your filing, the technical reports for your three largest quarries in terms of 2012 production, or, the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

- Acreage breakdown by owned, leased or other;

- Maps showing property, mine permit and reserve boundaries; including recent and historic production areas;

- Drill-hole maps showing drill intercepts;

- Justifications for the drill hole spacing used at various classification levels;

- General cross-sections that indicate the relationship between seams, geology, and topography;

- A detailed description of your procedures for estimating reserves;

- The specific criteria used to estimate reserves;

- An indication of how many years are left in your longest-term mining plan for each reserve block;

- Site specific economic justification for the criteria you used to estimate reserves;

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections;

- Third party reviews of your reserves that were developed within the last three years; and

- Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, please provide the requested information on a CD formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call if he has questions about your reserves. If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal and indicate whether you believe that you meet the criteria outlined in Rule 418(b) of Regulation C.

Management, page 104

23.   Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director. Refer to Item 401(e) of regulation S-K.

Executive Compensation, page 106

24.   Please provide executive compensation disclosure for your three most highly compensated officers other than the principal executive officer and principal financial

officer who were serving as executive officers at the end of the last completed fiscal year. It appears you have only provided disclosure for two of those officers.

Compensation Discussion and Analysis, page 107

25.   We note minimal discussion and analysis as to how the annual salary and bonus amounts were determined. Please include substantive analysis and insight into how your Chairman and Chief Executive Officer made the salary and bonus determinations with respect to each named executive officer. Refer to subparagraph (b)(1)(v) of Item 402 of Regulation S-K. For example, your discussion should address how compensation awards reflect the individual and corporate performance factors considered by your Chairman and Chief Executive Officer.

26.   Please clarify the role of your executive officers in determining executive compensation including whether any of your officers have a role in determining their own compensation. Refer to subparagraph (b)(2)(xv) of Item 402 of Regulation S-K.

Certain Relationships and Related Transactions , page 115

27.   We note your disclosure that your audit committee is responsible for reviewing related party transactions. Please describe the standards to be applied pursuant to such policies and procedures for the review, approval and ratification of related party transactions. It is unclear, for example, how you review such transactions for potential conflicts of interest.

Financial Statements

General

28.   Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Rule 3-12 of Regulation S-X.

Notes to the Consolidated Financial Statements

Nature of Operations and Summary of Significant Accounting Policies
Property, Plant and Equipment, page F-8

29.   Your accounting policy states that the limestone deposits are depleted on the basis of recoverable quantities of each quarry. Please explain to us and disclose how the recoverable quantities used in your depletion calculations are determined and how it conforms to the proven and probable reserves as defined by Industry Guide 7.

Revenue Recognition, page F-10

30.   We note you recognize revenue on construction contracts under the percentage-of-completion method. Please address the following:
  - revise your disclosure to describe the type of your construction contracts (e.g. fixed-priced contract, cost-type contract, time-and-material contact, or unit-price contact); and
  - your revenue recognition policy discusses contract claims. Tell us and disclose, as applicable, how you considered the requirements of FASB ASC 605-35-25-31 in recognizing revenue under contract claims and provide the disclosures required by FASB ASC 605-35-50-6.

Other

31.   Please revise to include a schedule of valuation and qualifying accounts for each period presented as required by Rule 5-04 of Regulation S-X. Refer to Rule 12-09 of Regulation S-X for further guidance.

Exhibit 5.1

32.   The legal opinion provided by you should address each jurisdiction in which the guarantors are incorporated. Please revise the penultimate paragraph accordingly. Refer to Section II.B.1.e. of Staff Legal Bulletin No. 19 for guidance.

Form 10-K for the Fiscal Year Ended February 28, 2013

General

33.   Please revise your Form 10-K to conform to changes made as a result of the comments above.

34.   We note the statement on page 110 that you "are not required to" provide management's assessment of the effectiveness of your internal control over financial reporting. Please advise us of your basis for this determination.

35.   We note the approximately 25 bullet points of material weaknesses beginning on page 98. Based on the second sentence on page 100, it is unclear how the items in the last 10 bullet points relate to the previously identified material weaknesses. Please revise here and in future filings to include an updated summary at the beginning of this section that clearly presents the separate categories of material weaknesses, with the more detailed information and examples of deficiencies following the summary. Your revised disclosure should indicate when each material weakness was identified, by whom it was identified and when the material weakness first began. In this regard, we note that the

material weakness disclosure appears similar to the prior year's 10-K disclosure and that some of the weaknesses were identified in the Form S-4 filed on August 29, 2011.

36.   We also note (1) the plans for remediation on page 101 appear similar to the prior year's 10-K disclosure and (2) the statement that you do not anticipate being able to remediate all material weaknesses during the fiscal year ending February 28, 2014. Please revise here and future filings to update the status of remediation activities. Also, please revise to clearly explain what remediation steps have yet to be taken and the approximate timeline for those plans for each category of material weaknesses. For example, it is unclear if you have created or developed a timeline for creating "an internal audit or similar function" or segregated "duties of personnel within [the] Accounting Department."

37.   With a view to revised disclosure, please advise us where you address the material weakness regarding "general data security and restricted access controls of information systems," as referenced in the risk factor on page 28.

Section 302 Certification

38.   We note that your Section 302 certifications do not comply with the language required by Item 601(b)(31) of Regulation S-K in the following respect:
    • Paragraph 4(b) as defined in Item 601(b)(31) of Regulation S-K was not included.
Please revise your certifications to address the matter noted above.

Form 10-Q for the Fiscal Quarter Ended May 31, 2012

39.   It appears that the quarterly report on Form 10-Q filed on December 26, 2012 did not include the certifications required by Item 601(b)(32) of Regulation S-K. Please file the quarterly report with all required certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the applicable information the Securities Act of 1933, the Securities Exchange Act of 1934, and the Securities Act and the Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our periodic report comments, please provide a written statement from the company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Raj Rajan, Senior Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 if you have questions on engineering related matters. Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): Valerie Demont, Esq.